June 9, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Joanna Lam
Craig Arakawa
Caroline Kim
Alex Ledbetter
H. Roger Schwall

Re:	SEC Comment Letter dated June 1, 2011

Green Mountain Coffee Roasters, Inc.

Form 10-K for the Fiscal Year Ended September 25, 2010

Filed December 9, 2010

Form 10-Q for the Thirteen Weeks ended December 25, 2010

Filed February 3, 2011

Form 10-Q for the Thirteen Weeks ended March 26, 2011

Filed May 3, 2011

Response Letter Dated May 13, 2011

File No. 1-12340

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 1, 2011 that pertains to the Company’s Form 10-Q for the Quarter ended March 26, 2011(the “Q2 Form 10-Q”), which was filed with the Commission on May 3, 2011.

For reference purposes, the Staff’s comment in the Staff’s letter dated June 1, 2011 is reproduced in bold and the response of the Company is shown below the comment.

Form 10-Q for the Thirteen-Weeks Ended March 26, 2011

Financial Statements

Unaudited Consolidated Statements of Cash Flows, page 6

1.	We note that you have adjustments on your Statement of Cash Flows for sales returns of $5.2 million during the twenty six weeks ended March 26, 2011 and $27.5

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million during the thirteen week period ended December 26, 2011 [sic], implying that you recorded a reversal of expense of $22.3 million during the thirteen weeks ended March 26, 2011. Please address the following points:

•	Tell us where you recorded the reversal in the income statement for the thirteen weeks ended March 26, 2011 and identify the segment to which it pertains.

•	Also submit details about the circumstances arising during the quarter which led you to record the reversal and explain why you have not disclosed this information in your filing.

RESPONSE TO COMMENT 1

The Company did not record a reversal of expense related to the provision for sales returns or the sales returns reserve during the quarter ended March 26, 2011. As discussed in more detail below, the $22.3 million difference noted by the Staff results from an adjustment made by the Company in how it reports the net cash impact of sales returns when reconciling its net income to net cash provided by operating activities that was implemented in the Company’s Q2 Form 10-Q in the Unaudited Consolidated Statements of Cash Flows for the twenty-six weeks ended March 26, 2011. This adjustment was not material and did not affect the Unaudited Consolidated Balance Sheets, Unaudited Consolidated Statements of Operations or the net cash provided by operating activities in the Unaudited Consolidated Statements of Cash Flows.

Background

In response to an increase in sales returns over historical levels related to the Company’s Keurig single-cup brewers experienced in fiscal 2010, the Company determined to provide greater transparency in its Consolidated Statements of Cash Flows by reporting the effect of sales returns as a separate adjustment when reconciling net income to net cash provided by operating activities. Prior to September 25, 2010, the effect of sales returns on cash flows provided by operating activities was reported on a net basis within the change in accounts receivable adjustment line in the Consolidated Statements of Cash Flows.

Beginning with the Consolidated Statements of Cash Flows provided in the Form 10-K filed for the fiscal year ended September 25, 2010 (the “Fiscal 2010 Form 10-K”) and continuing in the Unaudited Consolidated Statements of Cash Flows provided in the Form 10-Q filed for the thirteen-weeks ended December 25, 2010 (the “Q1 Form 10-Q”), the Company included a separate adjustment for sales returns in its reconciliation of net income to net cash provided by operating activities. In addition, starting with its Fiscal 2010 Form 10-K, the Company included in Schedule II- Valuation and Qualifying Accounts on page F-67 a description of the sales return reserve describing the balance at the beginning of the period, the various adjustments to the account over the relevant period and the balance at the end of the period. A similar presentation of the adjustments to the Company’s sales returns reserve for the first two fiscal quarters of fiscal 2011 is as follows (amounts in millions):

	13 weeks ended 12/25/10	13 weeks ended 3/26/11	26 weeks ended 3/26/11
Balance at beginning of period	$12.7	$25.6	$12.7
Plus: provision for sales returns	27.5	11.8	39.3
Less: Deductions (usage)	(14.6)	(19.4)	(34.0)

Balance at end of period	25.6	18.0	18.0

Change in reserve	$12.9	$(7.6)	$5.3

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Presentation of sales returns

In the Fiscal 2010 Form 10-K and the Q1 Form 10-Q, the Company reported the sales returns adjustment using the total provision for sales returns (see “Provision for sales returns” in the table above) or, in other words, the total amount by which net sales for the applicable period were reduced to account for anticipated sales returns. However, during the review process of the Unaudited Statements of Cash Flows for the second quarter of fiscal 2011, management determined that to reflect more appropriately the net cash impact due to sales returns in the line item to reconcile net income to net cash provided by operating activities, it should report the change in the sales return reserve (see “Change in reserve” in the table above) rather than the provision for sales returns. As with its separate presentation of sales returns in prior periods, this adjustment led to a corresponding adjustment of the accounts receivable line item and did not result in the reporting of an incorrect net cash provided by operating activities number in any report. In addition, these adjustments made in the Unaudited Consolidated Statements of Cash Flows for sales returns had no impact on net cash provided by operating activities, the Company’s Consolidated Balance Sheets or the Company’s Consolidated Statements of Operations.

Note regarding historical sales returns

As noted by the Staff, the Company presented a provision for sales returns of $27.5 million in the Unaudited Consolidated Statements of Cash Flows for the thirteen weeks ended December 25, 2010 instead of the $12.9 million change in the reserve for sales returns reflected in the table above. Had the Company consistently presented the treatment of sales returns in both of the first two fiscal quarters of 2011, the Unaudited Consolidated Statement of Cash Flows for the twenty-six week period ended March 26, 2011 would have reflected a $7.6 million decrease in the change in sales returns over the thirteen week period ended March 26, 2011 that may still have been misinterpreted as a reversal of an expense when comparing the presentation of the thirteen weeks ended December 25, 2010 to the twenty-six weeks ended March 26, 2011 (see table above). This decrease in the reserve as well as a reduction in the provision for sales returns (which reduced net sales) in second quarter of fiscal 2011 compared to the first quarter of fiscal 2011 represents a valid reduction of the Company’s sales returns reserve during the second quarter based on the Company’s seasonal sales pattern and an actual decrease in the company’s return rates. The Company’s sales returns predominantly represent

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brewer returns, with coffee products comprising a less significant amount. Therefore, the dollar amount of the provision for sales returns for the second quarter of fiscal 2011 is (and historically has been) significantly lower than the first quarter of fiscal 2011 because overall brewer sales are seasonally higher in the first fiscal quarter and any related returns deriving from first quarter sales typically flow through prior to the end of the second quarter as deductions to the sales returns reserve.

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We hope that the foregoing has been responsive to the Staff’s comment. The Company intends to provide the information provided in this response on its corporate website in order to provide this information to its investors. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.